

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2023

Leonardo George de Magalhães
Chief Officer for Finance and Investor Relations
Companhia Energética De Minas Gerais – Cemig
1200, Avenida Barbacena
Belo Horizonte
MG, Brazil CEP 30190-131

> **Re: Companhia Energética De Minas Gerais – Cemig**
> **Form 20-F for the Fiscal Year ended December 31, 2022**
> **Filed May 16, 2023**
> **File No. 001-15224**

Dear Leonardo George de Magalhães:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation